THE COURTNEY GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	50,415
Accounts Receivable		2,280
Prepaid Expense		4,800
TOTAL ASSETS		57,495

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	24,223
TOTAL LIABILITIES		24,223
Member's equity:		
Member's equity		33,272
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	57,495

The accompanying notes are an integral part of these financial statements.